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Exhibit 2.2

LOCK-UP AGREEMENT

        THIS AGREEMENT is made the 16th day of August, 2006,

BETWEEN:

    YAMANA GOLD INC., a corporation existing under the federal laws of Canada ("Yamana")

AND:

        •    , a resident of the Province of    •    ("Seller")

        WHEREAS the Seller is the registered and/or direct or indirect beneficial owner of the issued and Viceroy Shares (as defined herein) of Viceroy Exploration Ltd. ("Viceroy") set forth opposite the Seller's name in Schedule A to this Agreement;

        AND WHEREAS the Seller understands that Yamana and Viceroy are, concurrent with the execution and delivery of this Agreement, executing and delivering the Support Agreement (as defined herein) providing for the Offer (as defined herein) to purchase all of the Viceroy Shares;

        AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Seller (i) to tender the Seller's Viceroy Shares to the Offer and (ii) to abide by the other restrictions and covenants set forth herein;

        AND WHEREAS the Seller acknowledges that (i) Yamana would not enter into the Support Agreement but for the execution and delivery of this Agreement by the Seller and (ii) it is a condition of Yamana's obligation under the Support Agreement to make the Offer that the Seller enters into this Agreement with Yamana;

        AND WHEREAS Yamana acknowledges that the Seller would not enter into this Agreement but for the execution and delivery of the Support Agreement by Yamana and Viceroy providing for the Offer to purchase all of the Viceroy Shares;

        NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1   Definitions

        In this Agreement:

  (a)
  "affiliates" has the meaning ascribed thereto in the Securities Act (Ontario);

  (b)
  "business day" means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Ontario, Canada;

  (c)
  including", "include" and "includes" or similar expressions are not intended to be limiting and are deemed to be followed by the expression "without limitation";

  (d)
  "Seller's Viceroy Shares" means the Viceroy Shares in the numbers set forth opposite the Seller's name in Schedule A to this Agreement, being all of the Viceroy Shares beneficially owned, directly or indirectly, by the Seller and its affiliates, and shall further include any Viceroy Shares otherwise acquired by the Seller after the date hereof;

  (e)
  "Support Agreement" means the support agreement dated the date hereof between Yamana and Viceroy, a true copy of which is attached hereto as Schedule B, as it may be amended from time to time in accordance with its terms; and

  (f)
  "Viceroy Shares" means the common shares in the capital of Viceroy and includes any securities into which such common shares or any of them may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom including any extraordinary distributions of securities that may be declared in respect of such common shares;.

1.2   Actions on a Business Day

        For the purposes of this Agreement, if the last day of a period of days is not a business day, the period shall be extended to the next following day that is a business day.

1.3   Definitions in Support Agreement

        All terms used in this Agreement that are not defined in section 1.1 or elsewhere herein and that are defined in the Support Agreement shall have the respective meanings ascribed to them in the Support Agreement.

1.4   Schedules

        The following Schedules attached hereto constitute an integral part of this Agreement:

        Schedule A - Viceroy Shares of Seller

        Schedule B - Support Agreement

ARTICLE 2

COVENANTS OF YAMANA

2.1   Offer for Viceroy Shares

        Yamana will make and use its commercially reasonable efforts to complete the Offer, either directly or through a wholly-owned subsidiary, to acquire all of the Viceroy Shares for consideration per Viceroy Common Share of 0.97 Yamana Shares and otherwise subject to and on the terms and conditions set forth in the Support Agreement. Yamana agrees to abide by and perform its obligations under this Agreement, the Support Agreement and the Offer subject to the terms and conditions of the Support Agreement, this Agreement and the Offer.

2.2   Other Covenants relating to the Offer

        Yamana hereby covenants and irrevocably agrees in favour of the Seller that, from the date hereof until the earlier of (i) the Expiry Time and (ii) the termination of this Agreement in accordance with Article 5 hereof, Yamana:

  (a)
  will not amend or waive any provision under the Support Agreement to provide for lesser consideration per Viceroy Share under the Offer, to change the form or nature of consideration payable under the Offer, or in any other respect that is material and adverse to the interests of the Seller, including, without limiting the generality of the foregoing, modifying the conditions of the Offer or imposing additional conditions to the Offer, or amend any of Sections 2.1, 2.3, 2.5, 5.3, 5.4, 7.1 or 7.2 or Article 8 of the Support Agreement without, in each case, the prior written consent of the Seller; provided that Yamana may, in its sole discretion, amend the terms of the Offer (i) to increase the consideration (or the value of the consideration) offered under the Offer, (ii) to extend the Expiry Time from time to time in accordance with the Securities Laws to a date not later than the Outside Date or (iii) to waive any condition of the Offer; and

  (b)
  will make the Offer for all Viceroy Shares as soon as practicable after the date hereof and, in any event, no later than the Mailing Date.

ARTICLE 3

COVENANTS OF THE SELLER

3.1   General

        The Seller hereby covenants and irrevocably agrees in favour of Yamana that, from the date hereof until the earlier of (i) the Expiry Time and (ii) the termination of this Agreement in accordance with Article 5 hereof, the Seller, except as permitted by this Agreement:

  (a)
  will not directly or indirectly solicit, initiate, assist or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of a potential Acquisition Proposal;

  (b)
  will immediately cease any existing discussions or negotiations that the Seller may be having with any parties (other than Yamana) with respect to any potential Acquisition Proposal;

  (c)
  will promptly notify Yamana of every communication received by the Seller in connection with any potential bona fide Acquisition Proposal that could reasonably be considered to be comparable to the Offer, or more favourable to the Viceroy Shareholders than the Offer, and will promptly provide to Yamana (i) a written description of the material terms and conditions of such potential Acquisition Proposal; and (ii) a written description of any change to the material terms or conditions of such potential Acquisition Proposal, provided that the Seller's obligation under this paragraph (c) shall be limited by any confidentiality obligations of the Seller to the person who proposed the relevant Acquisition Proposal;

  (d)
  will not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of the Seller's Viceroy Shares, or any right or interest therein (direct or indirect), to any person or group or agree to do any of the foregoing except pursuant to the Offer;

  (e)
  will not grant or agree to grant any proxy or other right to vote the Seller's Viceroy Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Seller's Viceroy Shares;

  (f)
  will not take any other action of any kind that could be regarded as possibly reducing the success of, or delaying or interfering with the completion of, the Offer and the other transactions contemplated by the Support Agreement;

  (g)
  will not tender or vote any of the Seller's Viceroy Shares in favour of any Acquisition Proposal;

  (h)
  will use all commercially reasonable best efforts in its capacity as a holder of Viceroy Shares to assist Viceroy and Yamana successfully to complete the Offer and the other transactions contemplated by the Support Agreement and this Agreement;

  (i)
  will not purchase or obtain or enter into any agreement or right to purchase any additional Viceroy Shares or any other securities of Viceroy from and including the date hereof until the termination of this Agreement, other than Viceroy Shares issued to the Seller upon the exercise of Viceroy Options; and

  (j)
  will not, without the prior written consent of Yamana, make any commitment or representation to any sales representative or employee of Viceroy or any of its affiliates as to incentive plans, retention plans or any other compensation or services that may be offered to such person prior to or following completion of the Offer or any of the other transactions contemplated by the Support Agreement.

Provided that, if the Seller is a director or officer of Viceroy, none of the foregoing covenants shall restrict the Seller from discharging his or her fiduciary obligations to Viceroy or from otherwise acting in accordance with the provisions of the Support Agreement.

3.2   Voting of Seller's Viceroy Shares in Certain Circumstances

        The Seller hereby covenants and irrevocably agrees in favour of Yamana that, from the date hereof until the earlier of (i) the Expiry Time and (ii) the termination of this Agreement in accordance with Article 5 hereof, the Seller, except as permitted by this Agreement:

  (a)
  covenants to vote all Viceroy Shares directly or indirectly beneficially owned by the Seller, or execute and deliver a proxy to vote such Viceroy Shares, (x) in favour of any transaction that Yamana may elect to effect, which transaction is similar to, and no less advantageous to the Seller than, the Offer but requires approval by the Viceroy Shareholders at a meeting of the Viceroy Shareholder, such as an amalgamation or plan of arrangement; and (y) against any proposed action by Viceroy or its shareholders or affiliates or any other person (i) in furtherance of any Acquisition Proposal, (ii) that could be regarded as possibly preventing or delaying the successful completion of the Offer or the other transactions contemplated by the Support Agreement and this Agreement or (iii) without limiting the generality of the foregoing, any resolution to remove or change any of the directors of Viceroy, except, in each case, with the prior written consent of Yamana;

  (b)
  covenants, upon request of Yamana, to complete, execute and deliver a form of proxy in favour, and in accordance with the instructions, of Yamana with respect to the foregoing matters; and

  (c)
  represents and warrants to Yamana that any proxies dated prior to the date of this Agreement given in respect of the Seller's Viceroy Shares are not irrevocable, and hereby revokes any and all such proxies still in effect.

3.3   Deposit of the Sellers' Viceroy Shares under the Offer

        The Seller hereby agrees in favour of Yamana that it will, on or before the fifth business day following the mailing of the Offer Documents to Viceroy Shareholders, cause all of the Seller's Viceroy Shares held as of such date, and subsequent thereto, forthwith cause any Viceroy Shares subsequently obtained upon the exercise of outstanding Viceroy Options, Viceroy Warrants or otherwise, to be validly tendered in valid acceptance of the Offer, together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with the Offer Documents, and will not withdraw or take any action to withdraw the Seller's Viceroy Shares deposited under the Offer, notwithstanding any statutory rights or rights under the terms of the Offer that it may otherwise have, except as expressly otherwise provided in this Agreement.

3.4   Withdrawal of Viceroy Shares

        Notwithstanding any other provision of this Agreement, the Seller shall be entitled to withdraw any Seller's Viceroy Shares deposited under the Offer prior to such Seller's Viceroy Shares being taken up under the Offer following any termination of the Agreement in accordance with Article 5 hereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1   Representations and Warranties of Seller

        The Seller hereby represents and warrants to and covenants with Yamana as follows, and acknowledges that Yamana is relying upon such representations, warranties and covenants in entering into this Agreement:

  (a)
  Authorization.    The Seller has full legal capacity to enter into this Agreement and to complete the transactions and perform its obligations contemplated hereby and this Agreement has been duly executed and delivered by the Seller. Upon the due execution and delivery of this Agreement by Yamana, this Agreement shall be a valid and binding agreement of the Seller enforceable by Yamana against the Seller in accordance with its terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. The Seller represents and warrants that there is no bankruptcy or other similar proceeding pending or in progress or, to the knowledge of the Seller threatened against the Seller or any of its Affiliates or Associates that own Viceroy Shares or Viceroy Options or Warrants before any court, regulatory or administrative agency or tribunal.

  (b)
  Ownership of Viceroy Shares and Other Securities.    The Seller is, and will be immediately prior to the Offer, the sole direct or indirect beneficial owner of the Seller's Viceroy Shares and that number of Viceroy Options and Viceroy Warrants set out in Schedule A hereto, with good and marketable title thereto, free and clear of any and all hypothecs, priority interests, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Seller's Viceroy Shares, Viceroy Options and Viceroy Warrants constitute all of the securities of Viceroy beneficially owned by the Seller. The Seller has the exclusive right to dispose of such securities as provided in this Agreement and the Seller is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law that would be violated, contravened, breached by, or under which default may occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

  (c)
  No Agreements.    No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer of any of the Seller's Viceroy Shares, or any interest therein or right thereto, except pursuant to this Agreement.

  (d)
  Voting.    None of Seller's Viceroy Shares is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

  (e)
  Consents.    No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any governmental administrative or regulatory authority that has not been made or obtained is required to be made or obtained by the Seller in connection with (i) the execution and delivery by the Seller and enforcement against the Seller of this Agreement or (ii) the consummation of any transactions by the Seller provided for herein, except for, in either case, the filing of insider trading and other reports under applicable securities legislation and those consents contemplated by the Support Agreement.

  (f)
  Residency.    The Seller is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

  (g)
  Legal Proceedings.    There are no legal proceedings currently in progress or pending before any Governmental Entity or, to the Seller's knowledge, threatened against the Seller or any of its affiliates that would adversely affect in any manner the ability of the Seller to enter into this Agreement and to perform its obligations hereunder or the title of the Seller to any of the Seller's Viceroy Shares and there is no current and enforceable judgment, decree or order against the Seller that would adversely affect in any manner the ability of the Seller to enter into this Agreement and to perform its obligations hereunder or the title of the Seller to any of the Seller's Viceroy Shares.

  (h)
  Loans Outstanding.    There are no loans or borrowing facilities of any type of, or for the benefit of, the Seller or any affiliates or associates of the Seller by Viceroy or any of its affiliates or associates.

4.2   Representations and Warranties of Yamana

        Yamana hereby represents and warrants to and covenants with the Seller as follows, and acknowledges that the Seller is relying upon such representations, warranties and covenants in connection with the entering into of this Agreement:

  (a)
  Authority Relative to this Agreement.    Yamana has the requisite corporate authority to enter into this Agreement and the Support Agreement and to carry out its obligations thereunder and pursuant to the Offer. The execution, delivery and performance of this Agreement and the Support Agreement and the making by Yamana of the Offer have been duly authorized by the board of directors of Yamana, and no other corporate proceedings on the part of Yamana are necessary to authorize the execution and delivery by it of this Agreement or the Support Agreement or the making or completion of the Offer. Each of this Agreement and the Support Agreement has been duly executed and delivered by Yamana and constitutes a legal, valid and binding obligation of Yamana enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

  (b)
  No Violations.    Neither the execution and delivery of this Agreement or the Support Agreement by Yamana nor the making or completion of the Offer nor compliance by Yamana with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the statutes governing Yamana or (B) any material contract or other instrument or obligation to which Yamana or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Yamana or any of its subsidiaries is bound and, in each case, individually or in the aggregate, would materially adversely affect Yamana's ability to perform its obligations under this Agreement.

ARTICLE 5

TERMINATION

5.1   Termination by Yamana

        Yamana, when not in material default in the performance of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to the Seller if:

  (a)
  any of the representations and warranties of the Seller under this Agreement shall not be true and correct in all material respects;

  (b)
  the Seller shall not have complied with its covenants to Yamana contained in this Agreement; or

  (c)
  the Support Agreement has been terminated.

5.2   Termination by Sellers

        The Seller, when not in material default in its performance of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Yamana if:

  (a)
  any of the representations and warranties of Yamana under this Agreement shall not be true and correct in all material respects;

  (b)
  Yamana shall not have complied with its covenants to the Seller contained in this Agreement or its covenants with respect to the Offer contained in the Support Agreement;

  (c)
  the Support Agreement has been terminated; or

  (d)
  the Seller's Viceroy Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before the expiration of ten days after the Expiry Time or on such earlier date as may be required under applicable Securities Laws.

5.3   Automatic Termination

        Unless extended by mutual agreement of the Seller and Yamana, this Agreement shall automatically terminate on the first to occur of:

  (a)
  the Expiry Time; and

  (b)
  the Outside Date.

5.4   Agreement to Terminate

        This Agreement may be terminated by a written instrument mutually executed by Yamana and the Seller.

5.5   Effect of Termination

        If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no Party shall have liability or obligations to any other Party, except in respect of a breach of this Agreement that occurred prior to such termination, and the Seller shall be entitled to withdraw the Seller's Viceroy Shares from the Offer.

ARTICLE 6

GENERAL

6.1   Further Assurances

        The Seller and Yamana will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Expiry Time, reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2   Survival of Representations and Warranties

        The representations and warranties of the Seller and Yamana will survive for a period of one year after the Expiry Time, provided that there will be no termination of any representation or warranty to the extent that any misrepresentation has been made that is attributable to fraud. No investigations made by or on behalf of a party or any of its authorized agents at any time will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty or covenant made by the other party in or pursuant to this Agreement.

6.3   Disclosure

        Yamana agrees to provide a draft to the Seller of any public announcement or statement by it with respect to this Agreement prior to its release in order to afford the Seller a reasonable opportunity to comment thereon. Yamana shall in good faith consider the Seller's comments before finalizing and issuing any such public announcement or statement. Except as required by the Securities Laws or other applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any stock exchange, in each case that are applicable to Yamana or the Seller. The Seller agrees not to make any public announcement or statement with respect to this Agreement or the Offer without the prior written approval of Yamana, which approval shall not be unreasonably withheld. The Seller hereby irrevocably agrees to details of this Agreement being set out in the Offer Documents or any press release of Yamana relating to the Offer.

6.4   Binding Effect and Assignment

        Yamana may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a subsidiary of Yamana, provided that if such assignment and/or assumption takes place, Yamana shall continue to be liable jointly and solidarily with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. No third party, other than a permitted assignee, shall have any rights hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties to this Agreement without the prior written consent of all of the other parties to this Agreement.

6.5   Time

        Time shall be of the essence of this Agreement.

6.6   Currency

        Unless specifically indicated to the contrary, all amounts of money referred to in this Agreement are stated in Canadian dollars.

6.7   Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of laws.

6.8   Entire Agreement

        This Agreement, including the schedules hereto, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.9   Amendments

        This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10 Notices

        Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or sent by facsimile or e-mail transmission, addressed as follows:

  (a)
  the Seller, addressed at the facsimile number set forth in Schedule A hereto.

  (b)
  Yamana, addressed as follows:

    Yamana Gold Inc.
    150 York Street
    Suite 1902
    Toronto ON M5H 3S5

    Attention:        Peter Marrone, President and Chief Executive Officer

    Facsimile:        (416) 815-0220

    with a copy (which shall not constitute notice) to:

    Cassels Brock & Blackwell LLP
    Scotia Plaza, Suite 2100
    40 King Street West
    Toronto, Ontario M5H 3C2

    Attention:        Mark T. Bennett

    Facsimile:        (416) 350-6933

The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or telecopy if made before 4:00 p.m. (local time) on a business day (or, if not, the next business day).

6.11 Specific Performance and other Equitable Rights

        Each of the parties recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Support Agreement, that Yamana would not enter into the Support Agreement unless this Agreement was executed, and that the Seller would not enter into this Agreement unless Yamana and Viceroy enter into the Support Agreement, and accordingly acknowledges and agrees that a breach by a party of any covenant or other commitment contained in this Agreement will cause each of the other parties to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that, in the event of any such breach, each aggrieved party shall be entitled to the remedy of specific performance of the covenants and commitments contained in this Agreement and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

6.12 Expenses

        Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.13 Counterparts

        This Agreement may be executed in one or more counterparts, which, together, shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of a telecopied transmission.

        IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) )	• [SELLER'S NAME]

Witness Name:	) ) )
YAMANA GOLD INC.

By:	Name: Title:

By:	Name: Title:

SCHEDULE A

VICEROY SHARES OF SELLER

        The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by the Seller or over which such person exercises control or direction (please provide the details of any indirect ownership).

Name of Seller, Municipality and Facsimile Number	Number of Viceroy Common Shares	Number and Type of Viceroy Options and Viceroy Warrants
W. David Black, Vancouver, British Columbia Fax No. •
Richard M. ColterJohn, Toronto, Ontario Fax No. •
Eric W. Cunningham, Toronto, Ontario Fax No. •
Patrick G. Downey, North Vancouver, British Columbia Fax No. •
John F. Fairchild, Vancouver, British Columbia Fax No. •
Michael H. Halvorson, Edmonton, Alberta Fax No. •
John Ivany, Edmonton, Alberta Fax No. •
Michele A. Jones, Vancouver, British Columbia Fax No. •
Robert V. Matthews, North Vancouver, British Columbia Fax No. •
Ronald K. Netolitzky, Victoria, British Columbia Fax No. •
TOTALS:

SCHEDULE B

SUPPORT AGREEMENT

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LOCK-UP AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 COVENANTS OF YAMANA
ARTICLE 3 COVENANTS OF THE SELLER
ARTICLE 4 REPRESENTATIONS AND WARRANTIES
ARTICLE 5 TERMINATION
ARTICLE 6 GENERAL
SCHEDULE A VICEROY SHARES OF SELLER
SCHEDULE B SUPPORT AGREEMENT